

February 27, 2013

Via E-mail
Brian L. Knepp
Chief Financial Officer
Penns Woods Bancorp, Inc.
300 Market Street
Williamsport, PA 17703-0967

> **Re:** **Penns Woods Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 1, 2013**
> **File No. 333-186385**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 000-17077**

Dear Mr. Knepp:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Summary

Luzerne's Directors and Executive Officers Have Financial Interests in the Merger that May Differ from the Interests of Luzerne Shareholders, page 18

1. Please revise to provide specific information with respect to severance or change-in-control benefits that Luzerne's named executive officers may receive in the event their employment terminates following the merger as provided in the discussion starting on page 75. Additionally, revise to disclose that Messrs. Bibak and Edgerton have entered

into employment agreements with Penns Woods. Please make corresponding revisions to the discussion in Risk Factors on page 33.

2. Please specify the names of the three individuals designated by the Luzerne board of directors to serve on the Penns Woods board of directors following the merger.

<u>Selected Consolidated Historical Financial Data of Luzerne, page 24</u>

3. Please tell us how you numerically calculated the asset quality ratios titled non-performing loans to total loans and allowance for loan losses to non-performing loans for the periods for which financial statements are included in the filing as it does not appear that these amounts are based on the information disclosed.

<u>Unaudited Pro Forma Combined Consolidated Financial Information</u>

<u>Pro Forma Combined Consolidated Balance Sheets as of September 30, 2012 Unaudited, page 26</u>

4. Please revise your next amendment to present the pro forma adjustments on a gross basis.

5. With regard to notes 4 and 5, please tell us why the numerical amounts presented in the note for stock and additional paid-in capital are not the same as the amounts reflected in the related pro forma adjustments. Please revise your next amendment or advise us otherwise.

6. Please revise your next amendment to expand note 7 to the table to indicate how you determined the pro forma adjustment of goodwill in the amount of $11.8 million.

7. Please revise your next amendment to provide a note to the table indicating how you determined the pro forma adjustment of intangibles in the amount of $838,000.

8. Please revise your next amendment to provide a note to the table to describe how you numerically calculated the pro forma combined tangible book value per common share in the amount of $22.60.

<u>Pro Forma Consolidated Statements of Income For the Twelve Months Ended December 31, 2011 and Pro Forma Consolidated Statements of Income for the Nine Months Ended September 30, 2012, pages 27-28</u>

9. Please revise your next amendment to present the pro forma adjustments on a gross basis.

10. Please revise your next amendment to expand the notes to the table to state the number of shares used to calculate the amount of basic and diluted earnings per share.

11. With regard to pro forma adjustments (1) and (2), please tell us how these adjustments give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the company and are (iii) factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X.

12. Please revise your next amendment to expand notes (4) - (6) to identify the period of amortization.

Comparative Per Share Data (Unaudited), page 29

13. The staff notes that the pro forma combined basic and diluted net income (loss) per share as of and for the twelve months ended December 31, 2011 is not consistent with the amount appearing on page 27. Please revise or advise.

The Merger, page 39

14. Please supplementally provide to the staff the board books or other materials that the boards considered in making their recommendations to shareholders.

15. Please disclose the financial projections provided to Janney and Monocacy.

Penns Woods' Reasons for the Merger, page 51

16. The board should note each specific Monocacy analysis that does not support its recommendation and explain why, despite that analysis, it is recommending the transaction.

Information about Luzerne National Bank Corporation

Certain Information Regarding Compensation of Executive Officers and Directors for 2012, page 103

17. As required by Item 18(a)(7)(ii) of Form S-4, please provide information pertaining to the company's transactions with related parties.

Financial Statements (Audited)

Independent Auditors' Report, page 149

18. If you intend to include the financial statements for the year ended December 31, 2010 please file the report of the other auditors dated February 11, 2011.

Incorporation of Certain Documents by Reference, page 178

19. You can incorporate future proxy statements but not past proxy statements. Please revise.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements

Note 5 – Credit Quality and Related Allowance for Loan Losses, pages 47 - 53

20. We note the disclosure of troubled debt restructurings (TDRs) in the amounts of $17,478 and $19,037 as of December 31, 2011 and December 31, 2010, respectfully. Please tell us and expand disclosures in future filings in MD&A to state the amount of accrual and nonaccrual TDRs at the end of each reporting period pursuant to Item III C 1 of Guide III. In addition, expand the note to state the nature of these TDRs by loan category.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley at (202) 551-3695 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Samples at (202) 551-3199 or me at (202) 551-3698 with any other questions.

Sincerely,

/s.Mark S. Webb

Mark S. Webb
Legal Branch Chief

cc.   Via E-mail
       David Swartz
       Stevens & Lee, P.C.